Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Global Traffic Network, Inc.

at

$14.00 Net Per Share

by

GTCR Gridlock Acquisition Sub, Inc.

an indirect wholly-owned subsidiary of

GTCR Gridlock Holdings (Cayman), L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 16, 2011, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	August 9, 2011

GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), and Parent are offering to purchase all outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (“Global”), at $14.00 per share, net to the seller in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated August 9, 2011;

2.	Letter of Transmittal to be used by shareholders of Global in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

3.	The Letter to Shareholders of Global from the Board of Directors of Global accompanied by Global’s Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

5.	Notice of Guaranteed Delivery with respect to the Shares.

There is no financing condition to the Offer. The Offer is subject to a condition that there be validly tendered in the Offer and not properly withdrawn before the expiration of the Offer (A) a number of Shares that, together with the Shares owned by William L. Yde III, the Chairman, Chief Executive Officer and President of Global, that are subject to the Contribution, Non-Tender and Support Agreement to which Mr. Yde is a party with Parent (the “Covered Shares”) and the number of Shares then owned by Parent or any of its wholly-owned subsidiaries, including the Purchaser, or with respect to which Parent or any of its wholly-owned subsidiaries, including the Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis, and (B) a number of Shares which represents at least a majority of the Shares then issued and outstanding, excluding from such calculation (x) the Covered Shares, (y) Shares owned by any executive officer of Global, and (z) any Shares owned by Parent or any of its subsidiaries (the “Majority of the Minority Condition” and together with clause (A), the “Minimum Condition”). The Minimum Condition, including the Majority of the Minority Condition, is not waivable without the prior written approval of Global by action of

Global’s board of directors upon the recommendation of Global’s special committee of independent directors. The Offer is also subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, (i) the receipt of certain approvals or consents of the Australian Foreign Investment Review Board under Australia’s Foreign Acquisition and Takeovers Act of 1975 and Australia’s Foreign Investment Policy, and (ii) no material adverse effect on Global having occurred since August 2, 2011. See “The Offer — Section 11. Conditions of the Offer” in the Offer to Purchase for a description of the conditions to the Offer.

We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, September 16, 2011, unless extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in “The Offer — Section 3. Procedure for Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Dealer Manager at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Additionally, questions and requests for additional copies of the enclosed materials may be directed to MacKenzie Partners, Inc., the Information Agent, at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

GTCR Gridlock Acquisition Sub, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, PARENT, THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.